EXHIBIT 12.1

MTR GAMING GROUP, INC.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Pro Forma (1)
	Nine Months Ended September 30,	Year Ended December 31,	Nine Months Ended September 30,		Years Ended December 31,
	2006	2005	2006	2005	2005	2004	2003	2002	2001
EARNINGS:
Income before income taxes, cumulative effect of accounting change and minority interest	$4,743	$1,895	$8,487	$12,845	$13,557	$22,722	$23,973	$27,624	$23,928
Plus fixed charges	20,920	27,265	17,176	11,520	15,603	15,350	13,422	5,763	5,802
Minus:
Capitalized interest	(3,559)	(1,301)	(3,559)	(767)	(1,301)	—	—	(465)	(988)
Minority interest in pre-tax income	198	43	198	—	43	—	—	—	—
TOTAL EARNINGS	$22,302	$27,902	$22,302	$23,598	$27,902	$38,072	$37,395	$32,922	$28,742
FIXED CHARGES:
Interest expense (2)	16,949	25,531	13,205	10,449	13,869	15,283	13,333	5,178	4,674
Plus:
Capitalized interest	3,559	1,301	3,559	767	1,301	—	—	465	988
Interest portion of rental expense	412	433	412	304	433	67	89	120	140
TOTAL FIXED CHARGES	$20,920	$27,265	$17,176	$11,520	$15,603	$15,350	$13,422	$5,763	$5,802

RATIO OF EARNINGS TO FIXED CHARGES	1.1x	1.0x	1.3x	2.0x	1.8x	2.5x	2.8x	5.7x	5.0x

(1)             The pro forma ratio of earnings to fixed charges gives effect to the pro rata increase in interest expense and deferred financing costs resulting from the issuance of the $125 million Senior Subordinated Notes and the use of $38.5 million of the proceeds to repay the amounts outstanding under the Fourth Amended and Restated Credit Agreement.

(2)             Interest expense includes the amortization of original issue discount on the $130 million Senior Notes and the amortization of deferred financing costs.